UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                                WPI GROUP, INC.

                               (Name of Issuer)



                         Common Stock, $.01 par value

                        (Title of Class of Securities)


                                 92930K107
--------------------------------------------------------------------------------
                               (CUSIP Number)

                              Gerald R. Allard

                         520 South Collier Boulevard

                              Chalet Number 301

                         Marco Island, Florida 38937

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              August 9, 2000

           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Gerald R. Allard
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        PF
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        |-|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

  NUMBER OF          0
   SHARES
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       8   SHARED VOTING POWER
    EACH
  REPORTING          677,012 - See Item 5 of this Schedule 13D (Amendment No. 2)
   PERSON        ---------------------------------------------------------------
    WITH
                 9    SOLE DISPOSITIVE POWER

                     677,012 - See Item 5 of this Schedule 13D (Amendment No. 2)
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        677,012 - See Item 5 of this Schedule 13D (Amendment No. 2)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             |-|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.4% - See Item 5 of this Schedule 13D (Amendment No. 2)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

 Item 1.  Security and Issuer.

       This Schedule 13D (Amendment No. 2) relates to the common stock, $.01 par value (the "Common Stock"), of WPI Group, Inc., a New Hampshire corporation with its principal executive offices at 1155 Elm Street, Manchester, New Hampshire 03101 (the "Company").

Item 2.  Identity and Background.

(a)    This Schedule 13D (Amendment No. 2) is being filed by Gerald R. Allard.*

(b) Gerald R. Allard's residence address is 520 South Collier Boulevard, Chalet Number 301, Marco Island, Florida 38937.

(c)    The principal occupation of Gerald R. Allard is investor.

(d) Gerald R. Allard has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Gerald R. Allard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Gerald R. Allard is a citizen of the United States.

-----------

       * All shares are held by Gerald R. Allard, Trustee of the Gerald R. Allard Revocable Trust of 1994, a grantor trust.

Item 3.  Source and Amount of Funds or Other Consideration.

       Since filing Schedule 13D (Amendment No. 1) on January 4, 2000, Gerald R. Allard has acquired additional shares of Common Stock of the Company, a Common Stock Purchase Warrant exercisable for additional shares of Common Stock of the Company and a Convertible Subordinated Note convertible into additional shares of Common Stock of the Company. The source of the funds or other consideration used in making such acquisitions was personal funds, none of which were borrowed. The aggregate purchase price of the securities was $279,188.60.

 Item 4. Purpose of the Transaction.

     Gerald R. Allard acquired the securities for investment purposes. Gerald R. Allard does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b), (c), (f), (h), (i) or (j) of
Item 4 of Schedule D. Gerald R. Allard may, at any time and from time to time, engage in further purchases or sales of the Company's securities. Gerald R. Allard is a party to a certain Stockholders Agreement dated August 9, 2000 by and among Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise"), The John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Bayer and Michael Foster (the "Stockholders Agreement") pursuant to which he has agreed to vote in favor of (i) the election of up to four nominees designated by Sunrise to the Board of Directors and the Company and (ii) an amendment to the Articles of Incorporation of the Company increasing the number of shares of Common Stock permitted to be issued by the Company from 20,000,000 to 75,000,000.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock of the Company beneficially owned by Gerald R. Allard is 677,012 (which figure includes 31,907 shares of Common Stock which Gerald R. Allard has the right to acquire within 60 days pursuant to the exercise of a Common Stock Purchase Warrant and 162,727 shares of Common Stock which Gerald R. Allard has the right to acquire pursuant to the conversion of a Convertible Subordinated Note held by him), representing approximately 8.4% of the class.

(b) Gerald R. Allard has shared power (with Sunrise) to vote or direct the vote, and sole power to dispose or direct the disposition of, the shares. Sunrise is a Delaware limited partnership and a private investment fund having its principal place of business and principal office at 685 Third Avenue, 15th Floor, New York, NY 10017. Sunrise has not, during the last five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sunrise's shared power to vote or direct the vote of the shares extends only to votes in favor of (1) the election of up to four nominees designated by Sunrise to the Board of Directors of the Company and (2) an amendment to the Articles of Incorporation of the Company increasing the number of shares of Common Stock permitted to be issued by the Company from 20,000,000 to 75,000,000. These rights were granted pursuant the Stockholders Agreement.

(c) Gerald R. Allard effected the purchase of 30,878 shares of Common Stock of the Company, a Common Stock Purchase Warrant exercisable for 31,907 shares of Common Stock of the Company at $1.75 per share and a $279,188.60 Convertible Subordinated Note convertible into 162,727 shares of Common Stock of the Company on August 9, 2000 in a single private transaction for an aggregate purchase price of $279,188.60. Purchase prices of $1.50 per share and $0.54 per share were allocated to the Common Stock and Common Stock Purchase Warrant, respectively, for tax purposes.

(d)    Not applicable.

(e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Gerald R. Allard is a party to the Stockholders Agreement pursuant to which he has agreed to vote in favor of (i) the election of up to four nominees designated by Sunrise to the Board of Directors and the Company and (ii) an amendment to the Articles of Incorporation of the Company increasing the number of shares of Common Stock permitted to be issued by the Company from 20,000,000 to 75,000,000.

     Gerald R. Allard and Sunrise are the parties to a certain Participation Agreement dated August 9, 2000 pursuant to which Gerald R. Allard purchased from the Company 30,878 shares of Common Stock of the Company, a Common Stock Purchase Warrant to purchase 31,907 shares of Common Stock for $1.75 per share on or before August 9, 2005 and a $279,188.60 Convertible Subordinated Note convertible into 162,727 shares of Common Stock of the Company on or before August 9, 2003.

     The shares of Common Stock of the Company held by Gerald R. Allard are subject to a Registration Rights Agreement dated August 9, 2000 by and among the Company, Sunrise, The John R. Allard Revocable Trust of 1993, Kim M. Socha, the Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Bayer and Michael Foster.

     The information pertaining to each of the exhibits listed in Item 7 is hereby incorporated, in its entirety, into this Item 6.

Item 7.  Material to Be Filed as Exhibits.

1.   Stockholders Agreement dated August 9, 2000 by and among Sunrise, The
John R. Allard Revocable Trust of 1993, Kim M. Socha, The Michael E. Allard Revocable Trust of 1994, Lisa A. Dibrigida, Gerald R. Allard, The Samy Nazarian Trust, The Nazarian Family Trust, Younes Nazarian, Richard A. Bayer and Michael Foster.

2. Participation Agreement dated August 9, 2000 by and between Sunrise and Gerald R. Allard.

3. Common Stock Purchase Warrant dated August 9, 2000 from the Company to Gerald R. Allard.

4. Convertible Note Agreement dated July 31, 2000 by and among the Company, WPI Electronics, Inc., WPI Magnetec, Inc., WPI MicroPalm, Inc. WPI Power Systems, Inc., WPI Termiflex, Inc., WPI Micro Processor Systems, Inc., WPI Decisionkey, Inc., WPI UK Holding, Inc., WPI Holding II, Inc., WPI Oyster Terminals, Inc., WPI Husky Technology, Inc, WPI Instruments, Inc. and Sunrise.


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 5, 2000


                                                            /s/ Gerald R. Allard
                                                            --------------------
                                                            Gerald R. Allard